Axis Research & Technologies, Inc.
                                 16662 Hale Avenue
                             Irvine, California 92606

                                    December 15, 2016
Filed via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

	Re:     Axis Research & Technologies, Inc.
     		Request to Withdraw Registration Statement on Form S-1
		File No. 333-205843

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Axis Research & Technologies, Inc. (the "Company") hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-205843) together with all exhibits thereto (collectively, the "Registration Statement") The Registration Statement was originally filed on July 24, 2015 and has not amended or revised since that date.

The Company submits this request for withdrawal as it does not intend to pursue the public offering as contemplated by that Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at

			Axis Research & Technologies, Inc.
                        16662 Hale Avenue
                        Irvine, California 92606
	Email Address:  greglefever@axisrt.com

with a copy to Company's new counsel, Lee Cassidy, Esq. at

			 215 Apolena Avenue
			 Newport Beach, California 92662
	Email Address:	 lwcassidy@aol.com

The Company authorizes the circulation of such order by email to the above listed email addresses.

					/s/ Nick Moran
					President